July 16, 2024

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	AA Mission Acquisition Corp.

Registration Statement on Form S-1

Filed June 27, 2024

File No. 333-280511

Ladies and Gentlemen:

On behalf of our client, AA Mission Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 11, 2024, relating to the Company’s Registration Statement on Form S-1 filed via EDGAR on June 27, 2024.

The Company is concurrently filing via EDGAR Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Registration Statement on Form S-1 filed June 27, 2024

Permitted Purchases of Our Securities, page 132

1.	We note your revised disclosure in response to prior comment 4 and your disclosure on page 133 stating that any shares purchased from public shareholders by the initial shareholders or their affiliates would not be voted in favor of approving a business combination transaction. Please reconcile with the letter agreement filed as Exhibit 10.1, which states that in the event that you submit your initial business combination to public shareholders for a vote, the sponsor and each insider have agreed to vote any ordinary shares owned by such persons in favor of your initial business combination. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure to Exhibit 10.1 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Qing Sun, Chief Executive Officer, AA Mission Acquisition Corp.